Exhibit 1

Item 8 Information

1.	Jeffrey T. Leeds

Leeds Equity Associates IV, L.L.C.

Leeds Equity Partners IV, L.P.

Leeds Equity Partners IV Co-Investment Fund A, L.P.

Leeds Equity Partners IV Co-Investment Fund B, L.P.

2.	Each of Leeds Equity Partners IV, L.P., Leeds Equity Partners IV Co-Investment Fund A, L.P., Leeds Equity Partners IV Co-Investment Fund B, L.P. and Leeds Equity Associates IV, L.L.C. (collectively, the “Leeds Entities”) is a party to that certain Shareholders Agreement, dated as of October 7, 2009, by and among Education Management Corporation (the “Company”), the Leeds Entities, funds associated with Goldman Sachs, funds associated with Providence Equity Partners and the other shareholders that are signatories thereto (the “Shareholders Agreement”).

The Shareholders Agreement provides that certain of the funds associated with the Leeds Entities will have the right to designate one of the Company’s directors and that certain of the funds associated with Goldman Sachs and certain of the funds affiliated with Providence Equity Partners will each have the right to designate up to two of the Company’s directors. The Shareholders Agreement requires the parties thereto to vote their shares of the Company’s common stock, par value $0.01 per share (“Common Stock”) for directors that are designated in accordance with the provisions of the Shareholders Agreement. The Shareholders Agreement also contains certain provisions regarding transfer restrictions, drag-along rights and tag-along rights with respect the shares of Common Stock owned by the parties thereto.

The aggregate number of shares of Common Stock beneficially owned collectively by the Leeds Entities, funds associated with Providence Equity Partners and funds associated with Goldman Sachs, based on available information, is 105,151,562, which represents approximately 84.39% of the outstanding Common Stock.

The share ownership reported for the Leeds Entities on this Schedule 13G does not include any shares of Common Stock owned by the other parties to the Shareholders Agreement, and each of the Leeds Entities disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Shareholders Agreement, except to the extent disclosed in this Schedule 13G.